UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CASI Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14757U109

(CUSIP Number)

Kurt Gustafson

Executive Vice President and Chief Financial Officer

Spectrum Pharmaceuticals, Inc.

11500 South Eastern Avenue, Suite 240

Henderson, Nevada 89052

(702) 835-6300

with a copy to:

Teri O’Brien

Paul Hastings LLP

4747 Executive Drive, 12th Floor

San Diego, CA 92121

(858) 458-3031

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14757U109

1.	Names of Reporting Persons Spectrum Pharmaceuticals, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,584,053
8. Shared Voting Power 4,650,262
9. Sole Dispositive Power 4,584,053
10. Shared Dispositive Power 4,650,262

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,234,315

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5% (1)

14.	Type of Reporting Person (See Instructions) CO
(1)

Percentage of class calculated based upon 123,943,829 shares of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”) issued and outstanding as of August 6, 2020, as reflected in CASI Pharmaceutical, Inc.’s (the “Issuer”) quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2020, which was filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 10, 2020.

CUSIP No. 14757U109

1.	Names of Reporting Persons Spectrum Pharmaceuticals Cayman, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,650,262
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,650,262

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,262

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.8% (1)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14757U109

(1)

Percentage of class calculated based upon 123,943,829 shares of Common Stock issued and outstanding as of August 6, 2020, as reflected in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2020, which was filed by the Issuer with the SEC on August 10, 2020.

Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Spectrum”), hereby files this Amendment No. 3 on Schedule 13D/A (this “Amendment”) to amend and supplement the statement on Schedule 13D initially filed with the SEC on September 26, 2014, as amended by Amendment No. 1 to Schedule 13D, dated May 14, 2018 (“Amendment No. 1”), and subsequently amended by Amendment No. 2 to Schedule 13D, dated April 11, 2019 (as amended, the “Statement”) on behalf of the Reporting Persons (as defined in Item 2), pursuant to the Joint Filer Agreement attached to this Amendment as Exhibit 99.1. Capitalized terms used herein but not defined herein have the respective meanings given to such terms in the Statement.

Item 2. Identity and Background.

The information contained in Item 2 of the Statement is hereby amended and replaced with the following:

This Statement is filed on behalf of Spectrum and Spectrum Pharmaceuticals Cayman, L.P., an Exempted Limited Partnership organized under the laws of the Cayman Islands (“Spectrum Cayman”). Spectrum and Spectrum Cayman are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

Spectrum is a Delaware corporation. Spectrum is a biopharmaceutical company focused on acquiring, developing, and commercializing novel and targeted drug products, with a primary focus in oncology. Spectrum has an in-house clinical development organization with regulatory and data management capabilities, in addition to sales and marketing expertise to execute product launches. Currently, Spectrum and its affiliates have two oncology drugs in late stage and active development: ROLONTIS, a novel long-acting granulocyte colony-stimulating factor, analog for chemotherapy-induced neutropenia, and Poziotinib, a novel pan-HER inhibitor under investigation for non-small cell lung cancer tumors with either EGFR or HER2 exon-20 insertion mutations.

Spectrum Cayman is owned 99% by Spectrum and 1% by Spectrum Pharmaceuticals International Holdings, LLC, a Delaware limited liability company (“Spectrum Holdings”). Spectrum Holdings is the sole general partner of Spectrum Cayman and Spectrum is the sole managing member of Spectrum Holdings.

The address of the principal place of business of each of the Reporting Persons is c/o Spectrum at 11500 South Eastern Avenue, Suite 240, Henderson, Nevada 89052.

During the last five years, neither of the Reporting Persons, nor any of their respective executive officers, directors, or general partners, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Spectrum is governed by a Board of Directors consisting of seven members, none of which individually have voting or dispositive power over the shares subject to this Statement. In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of Spectrum is listed on Schedule 1 hereto and is incorporated herein by this reference.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Statement is hereby amended and supplemented by adding the following:

Between April 1, 2020 and June 30, 2020, Spectrum disposed of 813,360 shares of Common Stock, at an average price of $2.27 per share. In addition, the Issuer conducted a public offering of 23 million shares of Common Stock on July 24, 2020, which further diluted the Reporting Persons’ position.

Subject to applicable legal requirements, in addition to the arrangements described above, one or both of the Reporting Persons may also purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above and subject to applicable legal requirements, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a

CUSIP No. 14757U109

merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information in Item 5 of the Statement is hereby amended and replaced with the following:

(a)-(b)

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership (1)	Percentage of Class (2)
Spectrum	4,584,053	4,584,053	4,650,262	4,584,053	4,650,262	9,234,315	7.5%
Spectrum Cayman	4,650,262	0	4,650,262	0	4,650,262	4,650,262	3.8%

(1)

On September 17, 2014, pursuant to the Investment Agreements (as defined in Amendment No. 1), the Issuer issued an aggregate of 5,405,382 shares of the Common Stock to the Reporting Persons, of which (i) 3,228,627 shares were issued directly to Spectrum, and (ii) 2,176,755 shares were issued directly to Spectrum Cayman. Pursuant to the 2016 Exercise and the 2017 Exercise (each, as defined in Amendment No. 1), the Issuer issued an additional 6,142,293 shares of the Common Stock to the Reporting Persons, of which (i) 3,668,786 shares were issued directly to Spectrum, and (ii) 2,473,507 shares were issued directly to Spectrum Cayman. Spectrum has sole voting and dispositive power over the shares held by it directly. Spectrum is governed by a Board of Directors consisting of seven members, none of which individually have voting or dispositive power over the shares held by Spectrum. Spectrum Cayman is owned 99% by Spectrum, and 1% by Spectrum Holdings. As a result, Spectrum may be deemed to share voting and dispositive power over the shares issued directly to Spectrum Cayman. Spectrum disclaims beneficial ownership in the shares held directly by Spectrum Cayman except to the extent of its pecuniary interest therein.

(2)

On July 24, 2020, the Issuer issued 23 million shares of the Common Stock in a public offering. Percentage of class calculated based upon 123,943,829 shares of the Common Stock issued and outstanding as of August 6, 2020, as reflected in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2020, which was filed by the Issuer with the SEC on August 10, 2020.

(c)	In the past 60 days, the following sales of shares of Common Stock were effected in open market transactions on NASDAQ, by Spectrum (the only Reporting Person to effect any such transactions):

Date	Number of Shares Sold	Weighted Average Selling Price
5/14/2020	58,600	$ 1.7550
5/15/2020	50,000	$ 1.7700
5/18/2020	181,000	$ 2.0593
5/19/2020	100,000	$ 1.9100
5/20/2020	110,000	$ 2.4315

CUSIP No. 14757U109

5/26/2020	11,500	$ 2.6550
5/28/2020	10,000	$ 2.7250
6/3/2020	30,117	$ 2.7219
6/4/2020	600	$ 2.6500
6/5/2020	13,321	$ 2.6726
6/8/2020	30,017	$ 2.6670
6/10/2020	4,910	$ 2.6500
6/16/2020	17,148	$ 2.5941
6/17/2020	9,074	$ 2.5945
6/18/2020	83,699	$ 2.5825
6/19/2020	20,500	$ 2.6217
6/22/2020	34,359	$ 2.5569

(d)

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported in this Statement.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

24.1* Power of Attorney (incorporated by reference to Exhibit 24.1 to Amendment No. 1 to Schedule 13D filed by the reporting persons on May 14, 2018)

99.1 Joint Filer Agreement, dated as of August 18, 2020, between Spectrum Pharmaceuticals, Inc. and Spectrum Pharmaceuticals Cayman, L.P.

* Previously filed

CUSIP No. 14757U109

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPECTRUM PHARMACEUTICALS, INC.,	a Delaware corporation

Date: August 18, 2020	By:	/s/ Kurt A. Gustafson

	Name:	Kurt A. Gustafson

	Title:	Executive Vice President and Chief Financial Officer

SPECTRUM PHARMACEUTICALS CAYMAN, L.P.,

an Exempted Limited Partnership organized under the laws of the Cayman Islands

Date: August 18, 2020	By:	Spectrum Pharmaceuticals International Holdings, LLC

	Its:	General Partner

		By:	Spectrum Pharmaceuticals, Inc.

		Its:	Managing Member

			By:	/s/ Kurt A. Gustafson

			Name:	Kurt A. Gustafson

Title: Executive Vice President and Chief Financial Officer

CUSIP No. 14757U109

SCHEDULE 1

Directors and Executive Officers of Spectrum

Set forth below are the name, business address, current principal occupation or employment and citizenship of each director and executive officer of Spectrum Pharmaceuticals, Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship

Joseph W. Turgeon	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	President and Chief Executive Officer; Director of Spectrum	United States of America

Thomas J. Riga	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Executive Vice President, Chief Operating Officer and Chief Commercial Officer of Spectrum	United States of America

Kurt A. Gustafson	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Executive Vice President and Chief Financial Officer of Spectrum	United States of America

Francois J. Lebel, MD	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Executive Vice President and Chief Medical Officer of Spectrum	United States of America

Keith M. McGahan	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Executive Vice President, Chief Legal Officer and Corporate Secretary of Spectrum	United States of America

Elizabeth A. Czerepak	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum	United States of America

Dolotrai M. Vyas, Ph.D.	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum	United States of America

William L. Ashton	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Chairman of the Board; Principal at Harrison Consulting Group	United States of America

Jeffrey L. Vacirca, MD, FACP	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum; CEO, Management Partner and Director of Clinical Research at New York Cancer & Blood Specialists; President and Co-Founder of National Translational Research Group; Medical Director and Strategic Advisor for the International Oncology Network specialty	United States of America

CUSIP No. 14757U109

group at Amerisource Bergen; Medical Director of the Oncology Network Development at Mount Sinai Health Network; Associate Clinical Professor at Icahn School of Medicine

Bernice R. Welles, MD, MBA	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum; Partner and Managing Director at IPF Management S.A.	United States of America

Seth H.Z. Fischer	c/o Spectrum Pharmaceuticals, Inc. 11500 S. Eastern Avenue, Suite 240 Henderson, Nevada 89052	Director of Spectrum	United States of America